UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K

                          ANNUAL REPORT
                 PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



(Mark One)

(X)  Annual Report Pursuant to Section 13 or Section 15(d) of the
     Securities Exchange Act of 1934

              For the Year Ended:  January 31, 1997

                                or

(  ) Transition Report Pursuant to Section 13 or 15(d) of the
     Securities Exchange Act of 1934 For the transition period from _____________________ to _______________________


Commission File Number:  ______________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

           G.R. Herberger's, Inc. 401(k) Employee Stock
         Purchase Plan and Employee Stock Ownership Plan
                         600 Mall Germain
                       St. Cloud, MN  56302

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Proffitt's, Inc.
                       3455 Highway 80 West
                   Jackson, Mississippi  39209
                          (423)983-7000


                        G. R. Herberger's, Inc.
                401(k) Employee Stock Purchase Plan and
                Employee Stock Ownership Plan and Trust

            Financial Statements and Supplemental Schedules

                      December 31, 1996 and 1995





G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust

Table of Contents

                                                                  Pages
Report of Independent Accountants                                 1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    December 31, 1996 and 1995                                     2

  Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1996                  3

  Notes to Financial Statements                                  4 - 9

  Financial Statement Schedules                                 10 - 14

Supplemental Schedules:
  *Item 27a - Schedule of Assets Held For Investment
    Purposes as of December 31, 1996                            15 - 16

  *Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1996                            17 - 18

  *Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 1996.



Report of Independent Accountants

To the Administrator and Participants
G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust

We have audited the financial statements and the financial statement schedules of G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust (the Plan), listed in the table of contents, as of December 31, 1996 and 1995 and for the year ended December 31, 1996. These financial statements and financial statement schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules for the years ended December 31, 1996 and 1995 referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying index are presented for purposes of complying with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                 /s/  Coopers & Lybrand L.L.P.


Birmingham, Alabama
April 17, 1997



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Statements of Net Assets Available for Plan Benefits
December 31, 1996 and 1995


               ASSETS                             1996              1995
            --------------                     -----------        ----------
Investments:
  Common stock of G. R. Herberger's, Inc.        $107,443,463  $  70,139,724
  Norwest Stable Return Fund                        1,389,976        911,413
                                                  -----------   ------------
               Total investments                  108,833,439     71,051,137
                                                  -----------   ------------
Cash and cash equivalents                               4,642          8,377
                                                  -----------   ------------
Receivable from G. R. Herberger's, Inc.:
  Dividend                                            815,246        816,289
  Contribution                                        514,664      2,063,083
                                                  -----------    -----------
               Total receivables                    1,329,910      2,879,372
                                                  -----------    -----------
                                                  110,167,991     73,938,886
                                                  -----------    -----------
         LIABILITIES
        -------------
Current liabilities:
  Accrued interest                                     41,898        295,945
  Other accrued expenses                               29,114         39,867
  Current maturities of long-term debt              1,201,585      1,164,651
                                                   ----------     ----------
                                                    1,272,597      1,500,463
Long-term debt                                     10,381,340     11,582,925
                                                   ----------     ----------
                                                   11,653,937     13,083,388
               Net assets available for
               plan benefits                     $ 98,514,054    $60,855,498
                                                 ============    ===========

The accompanying notes are an integral part of these financial statements.





G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996


Net investment income:
  Dividends                                                       $815,246
  Interest                                                          20,570

        Net investment income                                      835,816

Net appreciation in the fair value of common stock              37,303,739
Net appreciation in the fair value of Norwest Stable
  Return Fund                                                       65,707
Employer ESOP contributions                                      3,449,982
Employer matching contributions                                    220,000
Employees' elective deferral contributions                       1,317,425
Benefits paid to participants                                   (4,539,649)
Interst expense on notes payable                                  (877,338)
Administrative expenses                                           (117,126)

        Net increase                                            37,658,556

Net assets available for benefits, beginning of year            60,855,498

Net assets available for benefits, end of year                 $98,514,054


The accompanying notes are an integral part of these financial statements.



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Notes to Financial Statements


1.   Plan Description
     The following description of the G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust (the Plan) provides only general information. References should be made to the plan agreement for more complete information.

     General - The Plan was established by G. R. Herberger's, Inc. (the Company) as a defined contribution stock bonus plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). The Plan, formerly titled G. R. Herberger's, Inc. Restated Profit Sharing Plan and Trust, was amended and restated on January 1, 1989, to conform to the Tax Reform Act of 1986, the Revenue Act of 1987, and the Tax and Miscellaneous Revenue Act of 1988. In addition, the Plan was converted to an Employee Stock Ownership Plan on December 31, 1989. The Plan was amended and restated to include a qualified 401(k) Stock Bonus Plan within the meaning of the IRS code Section 401(k) on April 15, 1993.

     Employees are eligible to participate in the Plan after completing one year of service and attaining age 21.

     G. R. Herberger's, Inc. serves as the plan administrator and has selected the Norwest Bank Minnesota, N. A. (Trustee) to be the Plan's investment trustee and recordkeeper.

     Contributions - Contributions to the Employee Stock Ownership Plan are made each year at the discretion of the Board of Directors of
     G. R. Herberger's, Inc. (the Employer). The amount contributed to each participant's account is allocated based upon the ratio which such participant's compensation bears to the total compensation for all participants for the plan year. The Employer also contributes all amounts withheld from participants through their 401(k) payroll deductions pursuant to their elective deferral agreements. Effective April 15, 1995, participants electing to have their elective deferral contributions for a Plan year invested in Herberger's common stock may receive a matching contribution in an amount determined by the Employer for the Plan year.

     Voluntary participant deposits cannot be less than $25 per biweekly payroll period and cannot exceed 11% of the Employee's compensation or such other maximum percentage announced from time to time by the Employer. In addition, participant deposits plus Company matching and ESOP contributions cannot exceed the lesser of $30,000 or 25% of total employee compensation for such limitation year. Participant deposits, made on a before-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. As such, they are not subject to federal income tax until the funds are disbursed.

     Vesting - Participants are always 100% vested in any elective deferral portion of their account balances. Participants vest in their share of the Company matching and ESOP contributions according to the following schedule:

                    Vesting Service             Vesting
                       in Years                 Percentage
                     ------------            -------------
                      Less than 3                  0%
                           3                       20%
                           4                       40%
                           5                       60%
                           6                       80%
                       7 or more                  100%

     Participants are 100% vested upon reaching seven years of service, attaining age 65, or upon death or total permanent disability.

     Benefits - An account is maintained for each participant in the Plan. The accounts are credited with the participant's contributions and their allocated portion of the employer contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

     Loans - At various times, the Plan has purchased shares of the Company's common stock using the proceeds of ESOP loans (leveraged shares). These shares are initially held in a suspense account by the Plan trustee as unallocated shares. As contributions are made, dividends are paid, and the ESOP debt is repaid, leveraged shares are released from suspense and allocated to the accounts of participants, and the Company recognizes compensation expense.

     Termination - In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested and will be distributed based on the current value of assets available for plan benefits allocated to the participant's accounts at such time.

     Upon termination of employment, request for payment of vested account balances must be made on or before December 31, of each year to be eligible for distribution in the following plan year. As of December 31, 1996, the Plan had received requests for withdrawal of approximately 800,000 shares of vested Herberger's common stock. Such distribution will be made during the year ended December 31, 1997 in an equivalent number of shares of Proffitt's, Inc. common stock (Note 6).

     Forfeitures - As of the last day of each Plan year, forfeitures are allocated among the accounts of all remaining Participants as part of and on the same basis as the Employer contribution allocation.

2.   Summary of Significant Accounting Policies
     Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

     Investments - Plan investments are stated at aggregate current value. In 1995, the value of the G. R. Herberger's, Inc. common stock is based on the appraised value per share of the Company stock as determined by a qualified independent appraiser. The appraised value is used for determining the value of the stock transactions between the Company and its employees. In 1996, the value of the G. R. Herberger's, Inc. common stock is based on the December 31, 1996 quoted market price of a share of Proffitt's, Inc. common stock in the actively traded market and the conversion ratio of .4985 realized in the Company's merger with Proffitt's, Inc. (Note 6). Quoted market prices are used to value the Norwest Stable Return Fund.

     Interest and dividend income from investments is recorded when earned. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits and short-term investments with original maturities of three months or less.

     Contributions - Contributions from the Employer are made either in the Employer's common stock or in cash and are accrued based on amounts declared by G. R. Herberger's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participants' payroll.

     Administrative Fees - The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan. These expenses are not included in the Plan's expenses and totaled
     $19,150 and $13,569 for the years ended December 31, 1996 and 1995, respectively.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.   Income Tax Status
     The Plan obtained its latest determination letter on February 23, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

4.   Investments
     Participating employees elect to authorize the Company to withhold amounts from their salary and deposit the amounts in the Norwest Bank Minnesota, N. A. Stable Return Fund. The fund assets are used to purchase debt certificates issued by corporations, the government, or its agencies offering a conservative fixed income investment with higher returns over time.

     All 401(k) elective deferral contributions are initially invested in the Norwest Stable Return Fund. On or about May 15 of each Plan year, the balance in this fund is used to purchase common stock of the Company, on behalf of the Plan's participants, unless the participants direct the Trustee in writing not to acquire such stock. The participants electing to have their elective deferral contributions for a Plan year invested in the Company's common stock may receive a matching contribution at the discretion of and in an amount determined by the Employer for the Plan year.

     Investments held by the Plan at December 31, 1996 and 1995 are summarized as follows:

                                         December 31, 1996                 December 31, 1995
                                    ---------------------------      ---------------------------
                                     Market            Cost             Market           Cost
                                    ----------      ----------       ------------     -----------
Common stock of G. R.
  Herberger's, Inc.                   $107,443,463    $22,441,425       $70,139,724      $22,442,685
Norwest Stable Return Fund               1,389,976      1,337,065           911,413          886,873
                                      ------------    -----------       -----------      -----------
                                      $108,833,439    $23,778,490       $71,051,137      $23,329,558
                                      ============    ===========       ===========      ===========

5.   Long-term Debt
     Between 1990 and 1995 the Plan acquired 1,883,354 shares of G. R. Herberger's, Inc. common stock from certain employee shareholders at a total aggregate cost of $16,652,210. As of December 31, 1996, 1,136,792 of these shares had not been allocated to Plan participants' accounts. The market value of the unallocated shares as of December 31, 1996 is $20,896,724. The purchase of these shares was financed through the issuance of notes payable to the Employer in a total amount of $16,652,210. Dividends paid by G. R. Herberger's, Inc. on the unallocated shares are used to retire the related ESOP debt. To the extent scheduled principal and interest payments exceed the Plan's ability to make such payments from the dividends received on the unallocated stock, additional contributions are made by the Company for the purpose of making such payments.

     The Company's 1996 matching and ESOP contributions were made in the total amount of $3,669,982, of which $2,049,051 was used to service the Plan debt by allocating to Plan participants 166,529 of the previously unallocated shares.


Long-term debt at December 31, 1996 and 1995 consists of:

                                                                              1996           1995
                                                                             -------        -------
     Promissory note dated May 30, 1990; payable to G. R.
     Herberger's, Inc.; with a variable annual rate of
     interest equal to 85% of prime (8.25% and 8.5% at December
     31, 1996 and 1995, respectively) with a ceiling of 10.5%
     and a floor of 5.9%; principal payable in annual
     installments of $550,000 from May 1991 through May 2000.              $2,200,000     $ 2,750,000

     Promissory note dated May 30, 1991; payable to G. R.
     Herberger's, Inc.; with a variable annual rate of interest equal to 85% of prime (8.25% and 8.5% at December 31, 1996 and 1995, respectively) with a ceiling of 10.5% and a floor of 5.9%; principal payable in annual installments of $265,221
     from May 1992 through May 2001.                                        1,326,105       1,591,326

     Promissory note dated May 17, 1994; payable to G. R.
     Herberger's, Inc.; with a fixed annual rate of interest
     equal to 7.25%; principal payable in quarterly installments
     from March 1995 through December 2002.                                 5,125,000       5,406,250

     Promissory note dated May 11, 1995; payable to G. R.
     Herberger's, Inc.; with a fixed annual rate of interest
     equal to 7.25%; principal payable in quarterly installments
     from March 1996 through December 2003.                                 2,931,820       3,000,000
                                                                          -----------     -----------
                                                                           11,582,925      12,747,576
     Less current maturities                                                1,201,585       1,164,651
                                                                          -----------     -----------
                                                                          $10,381,340     $11,582,925
                                                                           ==========      ==========

The aggregate maturities of long-term debt for each of the next five plan years for the year ending December 31, are approximately as follows:

                     Year Ending:
                     ------------
                        1997                                $1,201,585
                        1998                                 1,451,585
                        1999                                 1,837,949
                        2000                                 2,224,313
                        2001                                 2,060,677
                      Thereafter                             2,806,816
                                                            ----------
                                                           $11,582,925
                                                           ===========


6.   Merger with Proffitt's
     On February 1, 1997, Proffitt's, Inc. (Proffitt's) issued 4,000,000 shares of its common stock for all the outstanding common stock of
     G. R. Herberger's, Inc. Based on the then issued and outstanding common stock of the Company, the conversion resulted in approximately .4985 Proffitt's common stock for each share of the Company's common stock. Accordingly, 5,844,977 of allocated and unallocated shares of the Company's stock held in the Plan as of December 31, 1996 were exchanged for 2,913,721 shares of Proffitt's, Inc. common stock.

7.   Transactions With Parties-In-Interest
     The only party-in-interest is G. R. Herberger's, Inc., the administrator of the plan. Dividends of $816,289 and $767,116 were received by the Plan for the years ended December 31, 1996 and 1995, respectively, from common stock of G. R. Herberger's, Inc. Dividends receivable for December 31, 1996 and 1995 of $815,246 and $816,289, respectively, were declared by the Company's Board of Directors in January 1997 and February 1996, respectively.

8.   Financial Instruments
     In accordance with the requirements of SFAS No. 107, the estimated fair values of the Plan's financial instruments as of December 31, 1996 were as follows:

                                                Carrying       Fair
                                                Amount          Value
                                                ---------    ---------
     Investments:
       G. R. Herberger's, Inc.
         common stock                           $107,443,463  $107,443,463
       Norwest Stable Return Fund                  1,389,976     1,389,976
       Cash and cash equivalents                       4,642         4,642
       Receivables                                 1,329,910     1,329,910
                                                 -----------  ------------
                                                $110,167,991  $110,167,991
                                                 ===========  ============

The following methods and assumptions were used to estimate the fair value of financial statements:

     * Cash and cash equivalents and receivables: Fair value approximates the Company's carrying amount due to the short-term maturity of these investments.

     *    G. R. Herberger's, Inc. common stock - see  Note 2.

     *    Norwest Stable Return Fund - see Note 2.

G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust


                              Schedule I - Summary of Investments
                                       December 31, 1996

                                 Balance Held at
            Name                  Close Period               Value
           of Issuer            Number of Shares            of Each      Net Asset     Percentage
              and                 - Principal                Item          Value          Value
             Title               Amount of Bonds           Close of         Per            to
           of Issue                and Notes               Period           Unit        Assets
       ----------------          ----------------      ---------------    ---------    ---------
G. R. Herberger's, Inc.
 Common Stock                  5,844,977 shares -           $ 107,443,463       $18.38         98.7%
                                   $22,441,425

Norwest Stable Return           58,947.25 units -               1,389,976       $23.58          1.3%
 Fund                               $1,337,065
                                                             ------------
                                                             $108,833,439
                                                             ============


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust

                              Schedule I - Summary of Investments
                                       December 31, 1995


                                 Balance Held at
                                 Close of Period
            Name of                Number of               Value of      Net Asset     Percentage
           Issuer               Shares - Principal         Each Item        Value        Value
           and Title             Amountsof Bonds           Close of         Per          to Net
           of Issue                and Notes               Period           Unit        Assets
         ------------             --------------          -----------     ----------    ---------
G. R. Herberger's, Inc.         5,844,977 shares -
 Common Stock                      $22,442,685                $70,139,724        12.00         98.7%

Norwest Stable Return Fund       41,147 units -
                                    $886,873                      911,413        22.15          1.3%
                                                               ----------
                                                              $71,051,137
                                                               ==========

G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust

                          Schedule II - Allocation of Plan Assets and
                               Liabilities to Investment Programs
                                       December 31, 1996

                                                                         Norwest
                                                            Company      Stable
                                                             Stock      Return
                                                            Fund         Fund          Total
                                                           --------    ---------      ---------
       ASSETS
Investments:
  G. R. Herberger's, Inc.                                 $107,443,463                   $107,443,463
  Norwest Stable Return Fund                                               $1,389,976       1,389,976
                                                           -----------    -----------    ------------
       Total investments                                   107,443,463      1,389,976     108,833,439
                                                           -----------    -----------    ------------
  Cash and cash equivalents                                      4,642                          4,642
                                                           -----------                   ------------
  Receivable from G. R. Herberger's, Inc.:
    Dividend                                                   815,246                        815,246
    Contribution                                               294,982        219,682         514,664
                                                           -----------    -----------    ------------
       Total receivables                                     1,110,228        219,682       1,329,910
                                                           -----------    -----------    ------------
                                                           108,558,333      1,609,658     110,167,991
                                                           -----------    -----------    ------------
       LIABILITIES
Current liabilities:
  Accrued interest                                              41,898                         41,898
  Other accrued expenses                                        29,114                         29,114
  Current maturities of long-term debt                       1,201,585                      1,201,585
                                                            ----------                    -----------
       Total current liabilities                             1,272,597                      1,272,597
Long-term debt                                              10,381,340                     10,381,340
                                                            ----------                    -----------
                                                            11,653,937                     11,653,937
                                                            ----------    -----------     -----------
Net assets available for plan benefits                     $96,904,396     $1,609,658     $98,514,054
                                                            ==========     ==========     ===========


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust

                          Schedule II - Allocation of Plan Assets and
                               Liabilities to Investment Programs
                                       December 31, 1995

                                                                         Norwest
                                                            Company      Stable
                                                             Stock      Return
                                                            Fund         Fund          Total
                                                           --------    ---------      ---------
       ASSETS
Investments:
  G. R. Herberger's, Inc.                                  $70,139,724                    $70,139,724
  Norwest Stable Return Fund                                                 $911,413         911,413
                                                            ----------    -----------    ------------
        Total investments                                   70,139,724        911,413      71,051,137
                                                            ----------    -----------    ------------
Cash and cash equivalents                                        8,377                          8,377
                                                            ----------                   ------------
Receivable from G. R. Herberger's, Inc.:
  Dividend                                                     816,289                        816,289
  Contribution                                               1,897,401        165,682       2,063,083
                                                            ----------    -----------    ------------
        Total receivables                                    2,713,690        165,682       2,879,372
                                                            ----------    -----------    ------------
                                                            72,861,791      1,077,095      73,938,886
                                                            ----------    -----------    ------------
       LIABILITIES
Current liabilities:
  Accrued interest                                             295,945                        295,945
  Other accrued expenses                                        39,867                         39,867
  Current maturities of long-term debt                       1,164,651                      1,164,651
                                                            ----------                    -----------
        Total current liabilities                            1,500,463                      1,500,463
Long-term debt                                              11,582,925                     11,582,925
                                                            ----------                    -----------
                                                            13,083,388                     13,083,388
                                                            ----------   ------------     -----------
Net assets available for plan benefits                      $9,778,403     $1,077,095     $60,855,498
                                                            ==========   ============     ===========


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust


                          Schedule III - Allocation of Plan Assets and
              Changes in Net Assets Available for Benefits to Investment Programs
                                       December 31, 1996

                                                                         Norwest
                                                            Company      Stable
                                                             Stock      Return
                                                            Fund         Fund          Total
                                                           --------    ---------      ---------
Net investment income:
  Dividends                                                  $815,246                       $815,246
  Interest                                                     20,570                         20,570
                                                              --------                       --------
       Net investment income                                  835,816                        835,816
                                                              --------                       --------
Net appreciation in the fair value of common stock         37,303,739                     37,303,739
Net appreciation in the fair value of stable
  return fund                                                                $65,707          65,707
Employer ESOP contributions                                 3,449,982                      3,449,982
Employer matching contributions                                              220,000         220,000
Employees' elective deferral contributions                                 1,317,425       1,317,425
Transfer of cash shares                                     1,034,135     (1,034,135)              0
Benefits paid to participants                              (4,520,938)       (18,711)     (4,539,649)
Interest expense on notes payable                            (877,338)                      (877,338)
Administrative expenses                                       (99,403)       (17,723)       (117,126)
                                                            ----------    -----------      ----------
                                                           37,125,993        532,563      37,658,556
Net assets available for benefits,
  beginning of year                                        59,778,403      1,077,095      60,855,498
                                                            ----------    -----------      ----------
Net assets available for benefits, end of year            $96,904,396     $1,609,658     $98,514,054

The accompanying notes are an integral part of these financial statements.


                                   Supplemental Schedules





G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust

Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996


                               c. Description
                               of Investment,
                           Incluiding Maturity
               b. Identity      Date, Rate
               of Issuer,       of Interest,
                Borrower,      Collateral,
               Lessor, or        Par, or                       e. Current
a.            Similar Party    Maturity Value   d. Cost         Value
---            ------------   -------------     ----------    ----------
*           G. R. Herberger's, Common stock   $22,441,425     $107,443,463
                 Inc.

*              Norwest Bank   Stabel return
             Minnesota, N.A.      fund         $1,337,065      $1,389,976

*Denotes party-in-interest



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership

   Plan and Trust
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995

                               c. Description
                               of Investment,
                           Incluiding Maturity
               b. Identity      Date, Rate
               of Issuer,       of Interest,
                Borrower,      Collateral,
               Lessor, or        Par, or                       e. Current
a.            Similar Party    Maturity Value   d. Cost         Value
---            ------------   -------------     ----------    ----------
*           G. R. Herberger's,
                  Inc.        Common stock     $ 22,442,685  $70,139,724

*            Norwest Bank      Stable return
             Minnesota, N.A.      fund           $86,873       $911,413


*Denotes party-in-interest



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996




I.   Single transactions exceeding 5% of assets.

     NONE

     NOTE: Information required in Columns e, f, and h is inapplicable.


II.  Series of transactions involving property other than securities.

     NONE


III. Series of transactions of same issue exceeding 5% of assets.

     Schedule attached.

     NOTE: Information required in Columns e, f, and h is inapplicable.


IV. Transaction in conjunction with same person involved in reportable single transactions.

     NONE


                              SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934 the trustee has duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

                              G.R. HERBERGER'S, INC. 401(K) EMPLOYEE
                              STOCK PURCHASE PLAN AND EMPLOYEE STOCK
                              OWNERSHIP PLAN


        May 23, 1997           /s/  Karl O. Sharp
Date:  ___________________    __________________________________________
                              Karl O. Sharp
                              Trustee